FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

Press Release

Wavecom Announces Fourth Quarter 2004 Results

Issy-les-Moulineaux, France – February 10, 2005 – Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché Euronext: AVM; ISIN: FR0000073066), a leader in pre-packaged wireless communications solutions for automotive, industrial and mobile professional applications, today announced financial results for its fourth quarter ended December 31, 2004.

Ron Black, chief executive officer commented “During the fourth quarter of 2004 we were once again able to significantly limit our cash consumption through continued tightened operational performance. We also successfully and swiftly completed a major restructuring related to our exit from the mobile handset business. We achieved this difficult task on-time and below budget. On the business front, both our sales and operation teams continued to make progress to meet our previously-stated goal of returning the company to breakeven within the second half of 2005.”

Fourth Quarter 2004 Financial Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Condensed consolidated financial tables are provided at the end of this release. It should be noted that following the company’s announcement to exit the mobile telephone handset market in September 2004, the scope of the company’s business changed significantly thus making comparisons of consolidated results to the same period the previous year not meaningful.

Cash: Wavecom’s cash position was €53.3 million at December 31, 2004, slightly down from the previous quarter of €55 million. The company was able to continue to limit the decline in its cash reserves as a result of improved operating performance, particularly in accounts receivable and reduction of inventory.

Revenues: Total fourth quarter revenues were €37.4 million, increasing 3% from the previous quarter. With the significant decline of the U.S. dollar versus the Euro in the fourth quarter of 2004, foreign currencies1 had a €1.4 million unfavorable impact on revenues. Revenues for vertical applications (83% of total) remained flat on a like-for-like currency basis compared to the previous quarter with an increase in the Americas region offset by a decrease in EMEA (Europe Middle-East and Africa) due mainly to the successful completion of a major automotive project in the third quarter. Revenue breakdown for the fourth quarter by region was as follows: 50% EMEA, 44% APAC (Asia-Pacific) and 6% the Americas. Revenues for our PCD (Personal Communication Device) business (17% of total) increased from €3.8 million in the third quarter to €6.2 million in the fourth quarter as we continued to deliver products to fulfill contractual obligations to customers in this market. The customer portfolio remained balanced with no single customer representing more than 13% of total revenues in the fourth quarter. The top ten customers combined represented 71% of revenues as compared to 72% in the third quarter, four of which are key vertical applications accounts, five of which are distributors to the vertical markets representing thousands of manufacturers of wireless-enabled machines and one was a PCD customer.

1Calculation is based on the following weighted average rates, applied to sales denominated in U.S. dollars, for the period from July 1, 2004 to September 30, 2004 (1 euro = $1.2195) and October 1, 2004 to December 31, 2004 (1 euro = $1.3074)

Backlog: Backlog as of December 31, 2004 stood at €32 million, compared to €40 million at the end of the previous quarter which is consistent with typical seasonality. Orders for vertical applications, make up 90% of this backlog as compared to 84% of the backlog as of September 30, 2004.

Gross Margin: Total gross margin was 32% compared to 20% in the previous quarter which is approaching our previously-stated target range of 33% to 35%. It should be noted that the gross margin in the third quarter was exceptionally low due mainly to the decision to write-off approximately €4 million related to the excess inventories of products that had reached end-of-life, most of which had been destined for the handset market.

Operating results: Total operating expenses for the fourth quarter were €29.3 million, compared to €25.7 million in the third quarter. The company’s management successfully negotiated the terms of the restructuring plan announced in September 2004 within the fourth quarter. A charge of €11.1 million relating to the restructuring plans was taken during the fourth quarter of 2004, this includes a €2.5 million charge for impairment of assets. Expenses associated with R&D declined 17% in the fourth quarter 2004 compared to the third quarter due mainly to headcount and other restructuring-related cost reductions. Expenses for both Sales and Marketing and G&A also declined as compared to the third quarter of 2004 by 3.5% and 7.5% respectively. Management successfully sub-leased all excess office space during the fourth quarter. The company posted an operating loss for the fourth quarter 2004 of €17.3 million as compared to an €18.4 million operating loss during the previous quarter. Excluding the restructuring charges and related impairments for the third and fourth quarters of 2004, the operational results would have improved from a loss of €13.2 million in the third quarter to a loss of €6.2 in the fourth quarter.

Net result: Net result for the fourth quarter 2004 was a loss of €20.5 million compared to a loss of €18.2 for the previous quarter. This result included a net foreign exchange loss of €3.4 million in the fourth quarter while the net foreign exchange loss for the full year 2004 was €578,000.

Restatement of 2003 net result:

Wavecom also announced today that it is restating its financial accounts in U.S. GAAP related to incorrect accounting for its deferred income tax during the fiscal year ended December 31, 2003.

During the closure process of its 2004 accounts in February 2005, the company identified an error in accounting related to its deferred income tax during fiscal year 2003. The company believes that the error which led to the decision to restate its U.S. GAAP accounts was the result of a material weakness in internal control over financial reporting. The adjustments in its restated financial accounts will reflect an increase of approximately €5 million in income tax expense for fiscal year 2003. No cash outlays are expected as a result of the restatement. The net result as of December 31, 2003 will be restated to a net loss of €31.1 million from the previously published net loss of €25.9 million.

Ron Black, Wavecom CEO commented, “Any restatement of financial performance is a serious matter that must be addressed to ensure that errors of this type do not occur in the future.” The company intends to implement a more stringent review process over the filing of tax returns and preparation of its deferred tax computations on a prospective basis within the first half of 2005. He added “We did not identify any adjustments to our historical revenues or operating expenses for the period being restated.”

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call commenting on its fourth quarter 2004 results. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to this conference call commentary webcast (in English).

Wavecom will announce its first quarter 2005 results on April 28, 2005 at 7:30 a.m. Paris time to be followed in the afternoon by a conference call hosted by management commenting on the results.

About Wavecom
Wavecom is a leading worldwide leader in pre-packaged wireless communication solutions for automotive, industrial and mobile professional applications. Wavecom's solutions include all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), San Diego (USA), and Darmstadt (Germany). Wavecom is publicly traded on Euronext Paris (Nouveau Marché) in France and on the NASDAQ (WVCM) exchange in the U.S.
www.wavecom.com

For further information please contact:

Lisa Ann Sanders	John D. Lovallo
Investor Relations Director	Ogilvy Public Relations Worldwide
Tel. +33 1 46 29 41 81	Tel.: +1 (212) 880-5216
lisaann.sanders@wavecom.com	john.lovallo@ogilvypr.com

This press release contains forward-looking statements that relate to the company's breakeven and gross margin objectives. The company's business is subject to numerous risks and uncertainties, including whether it will be commercially successful in implementing its strategic reorientation, whether there will be continued growth in the vertical markets, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on third parties, changes in foreign currency exchange rates and customer and supplier concerns regarding the company’s overall weakened financial position , and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the company to not return to breakeven during the second half of 2005, or to not reach its gross margin targets. As a result, the Company’s actual results may be materially different from those expressed by the forward-looking statements above.

-- Financial Table Follow –

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	December 31,	September 30,	December 31,
	2003	2004	2004

	Euro	Euro	Euro
Revenues :
Product sales	58,577	36,235	36,881
Technology development and other services	1,704	184	564

	60,281	36,419	37,445
Cost of revenues :
Product sales :
Cost of goods sold	37,811	27,264	22,581
Adjustment of royalty provision	(9,076)	—	—

Total cost of product sales	28,735	27,264	22,581
Technology development and other services	2,084	1,825	2,901

	30,819	29,089	25,482

Gross profit	29,462	7,330	11,963
Operating expenses :
Research and development	13,354	10,187	8,441
Sales and marketing	5,142	4,108	3,964
General and administrative	10,197	6,266	5,799
Impairment of intangible and tangible assets	4,244	—	2,545
Restructuring costs	—	5,182	8,509

Total operating expenses	32,937	25,743	29,258

Operating loss	(3,475)	(18,413)	(17,295)

Interest income and other financial income, net	507	174	195
Foreign exchange gain (loss), net	(2,129)	389	(3,424)

Total financial income	(1,622)	563	(3,229)

Loss before minority interests and income taxes	(5,097)	(17,850)	(20,524)
Minority interests	—	—	—

Loss before income taxes	(5,097)	(17,850)	(20,524)
Income tax expense (benefit)	(315)	309	(33)

Net loss	(4,782)	(18,159)	(20,491)

Basic net loss per share	(0.31)	(1.18)	(1.34)

Diluted net loss per share	(0.31)	(1.18)	(1.34)

Number of shares used for computing :
- basic net loss per share	15,183,387	15,342,435	15,342,940
- diluted net loss per share	15,183,387	15,342,435	15,342,940

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
	2003	2003	2004
	as reported	restated

	Euro	Euro	Euro
Revenues :
Product sales	271,773	271,773	149,974
Technology development and other services	3,855	3,855	1,580

	275,628	275,628	151,554
Cost of revenues :
Product sales :
Cost of goods sold	177,541	177,541	107,134
Adjustment of royalty provision	(9,076)	(9,076)	—

Total cost of product sales	168,465	168,465	107,134
Technology development and other services	4,704	4,704	8,391

	173,169	173,169	115,525

Gross profit	102,459	102,459	36,029
Operating expenses :
Research and development	62,123	62,123	47,083
Sales and marketing	27,766	27,766	15,685
General and administrative	39,141	39,141	28,956
Impairment of intangible and tangible assets	4,244	4,244	4,313
Restructuring costs	—	—	19,702
Amortization of deferred stock-based compensation	205	205	—

Total operating expenses	133,479	133,479	115,739

Operating loss	(31,020)	(31,020)	(79,710)

Interest income and other financial income, net	2,767	2,767	1,544
Foreign exchange loss, net	(2,065)	(2,065)	(578)

Total financial income	702	702	966

Loss before minority interests and income taxes	(30,318)	(30,318)	(78,744)
Minority interests	(38)	(38)	—

Loss before income taxes	(30,280)	(30,280)	(78,744)
Income tax expense (benefit)	(4,400)	861	13

Net loss	(25,880)	(31,141)	(78,757)

Basic net loss per share	(1.71)	(2.06)	(5.14)

Diluted net loss per share	(1.71)	(2.06)	(5.14)

Number of shares used for computing :
- basic net loss per share	15,098,795	15,098,795	15,317,661
- diluted net loss per share	15,098,795	15,098,795	15,317,661

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,
	2003	2003	2004
	as reported	restated

	Euro	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	110,705	110,705	53,318
Accounts receivable, net	44,622	44,622	22,864
Inventory, net	33,809	33,809	16,409
Value added tax recoverable	2,235	2,235	1,102
Prepaid expenses and other current assets	11,442	11,442	5,481
Recoverable estimated tax payments	7,670	7,670	—

Total current assets	210,483	210,483	99,174
Intangible and tangible assets, net	27,862	27,862	12,617
Long-term investments	16,502	16,502	9,017
Other assets	9,410	9,410	5,295
Recoverable tax loss carryback and research tax credit	9,913	9,913	11,103
Deferred tax assets	6,320	1,059	—

Total assets	280,490	275,229	137,206

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	85,995	85,995	36,393
Accrued compensation	7,208	7,208	8,089
Other accrued expenses	35,655	35,655	32,217
Current portion of capitalized lease obligations	855	855	466
Deferred revenue and advances received from customers	1,420	1,420	820
Other liabilities	71	71	731

Total current liabilities	131,204	131,204	78,716

Long-term portion of capitalized lease obligations	425	425	302
Other long-term liabilities	6,267	6,267	1,732

Total long-term liabilities	6,692	6,692	2,034

Minority interests	—	—	—

Shareholders' equity :
Shares, Euro 1 nominal value, 15 506 290 shares issued at December 31, 2004
(15 342 789 at December 31, 2003)	15,343	15,343	15,506
Additional paid-in capital	136,460	136,460	137,039
Treasury stock (156 345 shares in treasury at December 31, 2004 and 2003)	(1,312)	(1,312)	(1,312)
Deferred compensation	(323)	(323)	—
Retained deficit	(9,326)	(14,587)	(93,344)
Accumulated other comprehensive income	1,752	1,752	(1,433)

Total shareholders' equity	142,594	137,333	56,456

Total liabilities and shareholders' equity	280,490	275,229	137,206

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
	2003	2003	2004
	as reported	restated

	Euro	Euro	Euro
Cash flows from operating activities :
Net loss	(25,880)	(31,141)	(78,757)
Adjustments to reconcile net loss to net cash provided from operating activities :
Amortization of intangible and tangible assets	14,193	14,193	13,468
Impairment of intangible and tangible assets	4,244	4,244	4,313
Reversal of long term investment depreciation	—	—	(716)
Amortization of deferred stock-based compensation	756	756	350
Minority interests	(38)	(38)	—
Goodwill revaluation	140	140
Deferred taxes	5,611	10,872	1,059
Net decrease in cash from working capital items	(4,761)	(4,761)	(2,199)

Net cash used by operating activities	(5,735)	(5,735)	(62,482)

Cash flows from investing activities :
Disposal of short-term investments	15,112	15,112	—
Disposal (acquisition) of long term investments	(2,350)	(2,350)	7,004
Purchase of minority interest in Arguin	(251)	(251)	(1,768)
Purchases of property and equipment	(11,381)	(11,381)	(2,554)
Proceeds from sale of property and equipment	76	76	767
Proceeds from sale of long term investments	—	—	1,638

Net cash provided by investing activities	1,206	1,206	5,087

Cash flows from financing activities :
Principal payments on capital lease obligations	(743)	(743)	(954)
Purchases of treasury stock	(1,312)	(1,312)	—
Proceeds from exercise of stock options and founders' warrants	791	791	742

Net cash used by financing activities	(1,264)	(1,264)	(212)
Effect of exchange rate changes on cash and cash equivalents	(2,918)	(2,918)	220

Net decrease in cash and cash equivalents	(8,711)	(8,711)	(57,387)
Cash and cash equivalents, beginning of period	119,416	119,416	110,705

Cash and cash equivalents, end of period	110,705	110,705	53,318

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: February 11, 2005	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer